Exhibit 12.1

                       NIKE, INC.
     COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                         Nine Months Ended
                                             February 28,
                                         __________________

                                        2002           2001
                                        ____           ____

                                           (in millions)

Net income                             $454.9         $427.0
Income taxes                            242.3          240.2
Cumulative effect of accounting change    5.0              -
                                       ______         ______

      Income before income taxes and
        accounting change               702.2          667.2
                                       ______          _____

Add fixed charges
      Interest expense (A)               37.4           53.0
      Interest component of leases (B)   39.4           37.4
                                       ______         ______

Total fixed charges                      76.8           90.4
                                       ______         ______

Earnings before income taxes and
      fixed charges (C)                $779.0         $750.7
                                       ======         ======
Ratio of earnings to total fixed
      charges                           10.14           8.30
                                       ======         ======

(A) Interest expense includes both expensed and capitalized.
(B) Interest component of leases includes one-third of rental expense, which approximates the interest component of operating leases.
(C) Earnings before income taxes and fixed charges is exclusive of capitalized interest.